

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2025

Advanced Biomed Inc.
No. 689-85 Xiaodong Road
Yongkang District
Tainan, Taiwan

  Re: **Advanced Biomed Inc.**
    Amendment No. 16 to Registration Statement on Form S-1
    Exhibit Nos. 10.6 and 10.12
    Filed February 7, 2025
    File No. 377-06478

Dear Yi Lu:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

       Sincerely,

       Division of Corporation Finance